UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALLEGHANY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-9371	51-0283071
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1411 Broadway, 34th Floor, New York, New York		10018
(Address of principal executive office)		(Zip Code)

Christopher K. Dalrymple

Senior Vice President, General Counsel and Secretary

(212) 752-1356

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure.

Item 1.01	Conflict Minerals Disclosure and Report.

A copy of Alleghany Corporation’s (“Alleghany”) Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018 is provided as Exhibit 1.01 hereto and is publicly available on Alleghany’s website at www.alleghany.com.

Item 1.02	Exhibit.

A copy of Alleghany’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits.

Item 2.01	Exhibits.

1.01	Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALLEGHANY CORPORATION

Date: May 31, 2019	By:	/s/ John L. Sennott, Jr.
		Name:	John L. Sennott, Jr.
		Title:	Senior Vice President and chief financial officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period from January 1, 2018 to December 31, 2018.